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                            July 19, 2021

       Hermann Lubbert
       Chief Executive Officer
       Biofrontera Inc.
       120 Presidential Way
       Suite 330
       Woburn, MA 01801

                                                        Re: Biofrontera Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 6, 2021
                                                            File No. 333-257722

       Dear Dr. Lubbert:

              We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

       Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Discussion and Results of Operations
       Selling, General and Administrative Expenses, Related Party, page 51

   1. Refer to comment 9 of our June 6, 2021, letter. We note you filed the Master Contract
                                                        Services Agreement
dated July 2, 2021 by and among the Company, Biofrontera AG,
                                                        Biofrontera Pharma GmbH
and Biofrontera Bioscience GmbH as Exhibit 10.8. Please
                                                        revise the disclosure
on page 51 and elsewhere, as applicable, to clarify this agreement extends the
Intercompany Services Agreement and the Quality Assurance Agreement,
                                                        both of which have
expired by their terms, but appear to have been followed in practice and revived in this
agreement, as reflected in paragraph 9.5 of this agreement. File both agreements as exhibits
to the registration statement. If the agreements, in fact, do not apply, revise page 51
to clarify whether Biofrontera AG continues to provide your
                                                        accounting
consolidation, IT support and pharmacovigilance services, and if so, how those expenses are charged to
you and under what agreement. This agreement appears to
                                                        defer all allocations
of expenses to be determined for at the time of each proposed
 Hermann Lubbert
Biofrontera Inc.
July 19, 2021
Page 2
      statement of work.
Business
Our Strategy, page 64

2. We note your response to comment 3. Clarify, for example, why this proposed transaction is more beneficial than, for example, structuring the spinoff differently, to provide the company more control of the future pipeline development than in the June
16,
      2021 Ameluz LSA.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at (202) 551-3676 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameHermann Lubbert
                                                           Division of
Corporation Finance
Comapany NameBiofrontera Inc.
                                                           Office of Life
Sciences
July 19, 2021 Page 2
cc:       Stephen E. Older, Esq.
FirstName LastName